EXHIBIT 12

Computation of Ratios of Earnings to Fixed Charges

	2005		2004		2003		2002		2001
	(In thousands)
Income before Income Taxes	$343,105		$261,806		$220,396		$232,711		$191,897
Fixed Charges:
Interest Expense	452,833		280,769		285,660		328,222		480,238
1/3 Rent Expense	12,516		10,656		9,935		8,521		6,438

Total Fixed Charges	465,349		291,425		295,595		336,743		486,676
Adjusted Earnings	$808,454		$553,231		$515,991		$569,454		$678,575
Ratio of Earnings to Fixed Charges	1.74	x	1.90	x	1.75	x	1.69	x	1.39	x
Interest or Deposits	$273,533		$148,135		$142,312		$186,402		$323,499
Ratio of Earnings to Fixed Charges excluding interest on deposits	2.79	x	2.83	x	2.44	x	2.55	x	2.18	x

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